Filed by EPIX Pharmaceuticals, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Predix Pharmaceuticals Holdings, Inc.
Commission File Number: 333-133513
The following communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on current expectations of the management of EPIX Pharmaceuticals, Inc. (“EPIX”). These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond the control of EPIX, and which could cause actual results to differ materially from those contemplated in these forward-looking statements. Such forward-looking statements include statements regarding: the outcome of the Australian Drug Evaluation Committee’s recommendation to the Therapeutic Goods Administration that Vasovist™ be approved in Australia, which is subject to finalization of labeling; the expectation that the U.S. Food and Drug Administration will respond to EPIX’s appeal in September 2006; the expectation that Vasovist will be available in fifteen countries by the end of this year; the expectation that Predix Pharmaceuticals Holdings, Inc. will complete the first of at least two pivotal Phase III clinical trials for generalized anxiety disorder for its lead drug candidate, PRX-00023, in the second half of 2006; the expectation that PRX-03140 for the treatment of Alzheimer’s disease will enter Phase IIa later this year; and the expectation that PRX-07034 will be developed for the treatment of obesity and for the cognitive impairment associated with Alzheimer’s disease or schizophrenia. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: costs related to the merger, failure of EPIX’s or Predix’s stockholders to approve the merger, EPIX’s or Predix’s inability to satisfy the conditions of the merger, the risk that EPIX’s and Predix’s businesses will not be integrated successfully, the combined company’s inability to further identify, develop and achieve commercial success for new products and technologies, the possibility of delays in the research and development necessary to select drug development candidates and delays in clinical trials, the risk that clinical trials may not result in marketable products, the risk that the combined company may be unable to successfully secure regulatory approval of and market its drug candidates, the risks associated with reliance on outside financing to meet capital requirements, risks associated with Predix’s new and uncertain technology, the development of competing systems, the combined company’s ability to protect its proprietary technologies, patent-infringement claims, risks of new, changing and competitive technologies and regulations in the U.S. and internationally. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. These factors and others are more fully discussed in EPIX’s periodic reports and other filings with the Securities and Exchange Commission.
EPIX undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement.
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THE FOLLOWING IS THE PRESS RELEASE ISSUED BY EPIX ON AUGUST 14, 2006
EPIX Pharmaceuticals
Vasovist™ Recommended for Approval in Australia
CAMBRIDGE, Mass.—(BUSINESS WIRE)—Aug. 14, 2006—EPIX Pharmaceuticals, Inc. (Nasdaq: EPIX), a developer of innovative pharmaceuticals for magnetic resonance imaging (MRI) which recently announced a definitive agreement to merge with Predix Pharmaceuticals Holdings, Inc., today announced that the Australian Drug Evaluation Committee (ADEC) has recommended to the Therapeutic Goods Administration (TGA) that its novel blood pool imaging agent Vasovist™ be approved in Australia. Approval is subject to finalization of labeling.
Andrew Uprichard, MD, president and chief operating officer of EPIX Pharmaceuticals stated, “The positive opinion on Vasovist from ADEC is another important step forward for EPIX. We were recently advised by the U.S. Food and Drug Administration (FDA) that the agency has extended its review of our appeal, and that we should hear its response in September. Meanwhile, Vasovist is gaining momentum in the European Union, and we expect that it will be available in fifteen countries by the end of this year.”
Vasovist, EPIX’s lead product candidate, is an injectable intravascular contrast agent designed to provide visual imaging of the vascular system through magnetic resonance angiography. In October 2005, the European Medicines Agency granted marketing approval of Vasovist for all 25 member states of the E.U. Schering AG, EPIX’s partner for Vasovist, began marketing Vasovist in Europe in the second quarter of 2006.
About EPIX
EPIX Pharmaceuticals, Inc., based in Cambridge, MA, discovers and develops innovative pharmaceuticals for imaging that are designed to transform the diagnosis, treatment and monitoring of disease. The Company uses its proprietary Target Visualization Technology™ to create imaging agents targeted at the molecular level, designed to enable physicians to use Magnetic Resonance Imaging (MRI) to obtain detailed information about specific disease processes. On April 3, 2006, EPIX announced a definitive agreement to merge with Predix Pharmaceuticals to create a specialty pharmaceutical company with capabilities in both therapeutics and imaging. To receive the latest EPIX news and other corporate developments, please visit the EPIX website at www.epixpharma.com.
About Predix
Predix, based in Lexington, MA, is a pharmaceutical company focused on the discovery and development of novel, highly selective, small-molecule drugs that target G-Protein Coupled Receptors (GPCRs) and ion channels. Using its proprietary drug discovery technology and approach, Predix has advanced four internally-discovered drug candidates into clinical trials and has five additional programs in preclinical development and discovery. Predix is expected to complete the first of at least two pivotal Phase III clinical trials for generalized anxiety disorder for its lead drug candidate, PRX-00023, in the second half of 2006. In addition to PRX-00023, Predix has three other clinical-stage drug candidates: PRX-03140 for the treatment of Alzheimer’s disease, which is expected to enter Phase IIa clinical trials later this year; PRX-08066 for the treatment of pulmonary hypertension (PH) and PH associated with chronic obstructive pulmonary disease, which recently entered a Phase II clinical trial; and PRX-07034, which recently entered a Phase I clinical trial and is expected to be developed for the treatment of obesity and for cognitive impairment associated with Alzheimer’s disease or schizophrenia. Additional information about Predix can be found on the company’s website at www.predixpharm.com.

Additional Information About the Merger And Where To Find It
EPIX has filed a registration statement on Form S-4 with the Securities and Exchange Commission containing a joint proxy statement/prospectus in connection with the proposed merger with Predix. Investors and security holders are advised to read the joint proxy statement/prospectus (including any amendments or supplements thereto) regarding the proposed merger, because it contains important information about EPIX, Predix and the proposed transaction and other related matters. The joint proxy statement/prospectus has been mailed to stockholders of EPIX and Predix seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and any amendments or supplements thereto (when they are available) and other documents filed by EPIX at the Securities and Exchange Commission’s web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free by directing such request to EPIX Pharmaceuticals, Inc., 161 First Street, Cambridge, Massachusetts, Attn: Investor Relations, tel: (617) 250-6000; e-mail: ahedison@epixpharma.com or Predix Pharmaceuticals Holdings, Inc., 4 Maguire Road, Lexington, Massachusetts 02421, Attn: Investor Relations, tel: (781) 372-3260; e-mail: investors@predixpharm.com.
EPIX and Predix and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies with respect to the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that EPIX and Predix directors and executive officers have in the merger is included in the registration statement containing the joint proxy statement/prospectus filed with the Securities and Exchange Commission and available free of charge as indicated above. Information regarding EPIX’s executive officers and directors is also available in EPIX’s Form 10-K, as amended, for the year ended December 31, 2005, which was filed with the Securities and Exchange Commission on March 1, 2006 and amended on April 28, 2006. You can obtain free copies of these documents using the contact information above.
This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, that are based on current expectations of EPIX Pharmaceutical’s management. These statements, including: the expectation that the FDA will respond to the appeal in September 2006; the expectation that Vasovist will be available in fifteen countries by the end of this year; the expected completion of the first of at least two pivotal Phase III clinical trials for generalized anxiety disorder for PRX-00023 in the second half of 2006; the expected entry of PRX-03140 into Phase IIa later this year; and the expected development of PRX-07034 for the treatment of obesity and cognitive impairment associated with Alzheimer’s disease or schizophrenia, are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond EPIX Pharmaceuticals’ control, and which could cause actual results to differ materially from those contemplated in these forward-looking statements. In particular, the risks and uncertainties include, among other things: the final decision of the TGA whether or not to register Vasovist for sale in Australia; the outcome and timing of the formal appeal filed by EPIX Pharmaceuticals with respect to the approvable letters for Vasovist, including the granting of an Advisory Committee meeting; any failure to comply with federal and state statutes and regulations relating to EPIX Pharmaceuticals’ products, including FDA requirements; the decision of the FDA regarding a Special Protocol Assessment; the failure of EPIX Pharmaceuticals to satisfy FDA requests relating to EPIX Pharmaceuticals’ products; the inability of EPIX Pharmaceuticals to successfully in-license products and/or technologies; the inability of EPIX Pharmaceuticals to identify and interest potential partners in its technologies and products, particularly EP-2104R; the inability of EPIX Pharmaceuticals to successfully defend itself against litigation, including any appeal or re-filing of the shareholder class action lawsuit; the inability to protect EPIX Pharmaceuticals’ intellectual property and the cost of enforcing or defending EPIX Pharmaceuticals in litigation relating to intellectual property rights; the failure of EPIX Pharmaceuticals’ or Predix’s stockholders to approve the merger; EPIX

Pharmaceuticals’ or Predix’s inability to satisfy the conditions of the merger; the risk that EPIX Pharmaceuticals’ and Predix’s businesses will not be integrated successfully; the combined company’s inability to further identify, develop and achieve commercial success for new products and technologies; the possibility of delays in the research and development necessary to select drug development candidates and delays in clinical trials; the risk that clinical trials may not result in marketable products; the risk that the combined company may be unable to successfully secure regulatory approval of and market its drug candidates; the risks associated with reliance on outside financing to meet capital requirements; risks associated with Predix’s new and uncertain technology; the development of competing systems; the combined company’s ability to protect its proprietary technologies; patent-infringement claims; risks of new, changing and competitive technologies and regulations in the U.S. and internationally; and risks associated with Predix’s successful maintenance of its license agreement with Amgen. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. EPIX Pharmaceuticals undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise. For additional information regarding these and other risks faced by EPIX Pharmaceuticals, see the disclosure contained in EPIX Pharmaceuticals’ periodic reports filed with the Securities and Exchange Commission, including but not limited to EPIX Pharmaceuticals’ Form 10-K for the year ended December 31, 2005 and subsequent Forms 10-Q.

EPIX has filed a registration statement on Form S-4 with the Securities and Exchange Commission containing a joint proxy statement/prospectus in connection with the proposed merger with Predix Pharmaceuticals. Investors and security holders are advised to read the joint proxy statement/prospectus (including any amendments or supplements thereto) regarding the proposed merger because it contains important information about EPIX, Predix and the proposed transaction and other related matters. The joint proxy statement/prospectus will be sent to stockholders of EPIX and Predix seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and any amendments or supplements thereto (when they are available) and other documents filed by EPIX at the Securities and Exchange Commission’s web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free by directing such request to EPIX Pharmaceuticals, Inc. 161 First Street, Cambridge, Massachusetts, Attn: Investor Relations, tel: (617) 250-6000; e-mail: ahedison@epixpharma.com or Predix Pharmaceuticals Holdings, Inc., 4 Maguire Road, Lexington, Massachusetts 02421, Attn: Investor Relations, tel: (781) 372-3260; e-mail: investors@predixpharm.com.
EPIX and Predix and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies with respect to the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that EPIX and Predix directors and executive officers have in the merger is included in the registration statement containing the joint proxy statement/prospectus filed with the Securities and Exchange Commission and available free of charge as indicated above. Information regarding EPIX’s executive officers and directors is also available in EPIX’s Form 10-K, as amended, for the year ended December 31, 2005, which was filed with the Securities and Exchange Commission on March 1, 2006 and amended on April 28, 2006. You can obtain free copies of these documents using the contact information above.